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                                     LOGO OF
                            AETERNA LABORATORIES INC.






                                                                  PRESS RELEASE
                                                          FOR IMMEDIATE RELEASE

               AETERNA LABORATORIES REPORTS FIRST QUARTER RESULTs

QUEBEC CITY, QUEBEC, APRIL 18, 2001 - AEterna Laboratories Inc. (NASDAQ: AELA,
TSE: AEL) reported today its results for the three-month period ended March 31, 2001.

Sales for Atrium Biotechnologies Inc., a subsidiary of AEterna, were up by more than 35% during this first quarter, reaching $2.8 million* compared to $2 million for the same period last year. This gain is mainly due to increased sales in the United States and in Asia as well as revenues generated by the acquisition of a line of nutrition supplement products in the United States last October.

AEterna's Research and Development expenses totaled $7.2 million in comparison to $5.5 million during the same quarter of 2000. This increase results from additional investments in the development of its lead product, Neovastat, for current pivotal Phase III clinical trials in lung and kidney cancer and for the current pivotal Phase II trial in multiple myeloma, a form of blood cancer.

During the first quarter, the Company registered a net loss of $3.6 million, or $0.12 per share, compared to an adjusted net loss of $2.4 million (before gain on dilution) or $0.08 per share for the quarter ended March 31, 2000. Major investments in the ongoing late stage clinical program over the last twelve months account for most of the net loss increase.

AEterna maintains a solid financial situation with more than $63.8 million in cash and short-term investments as of March 31, 2001. The Company has access to an additional $17 million through the Technology Partnerships Canada program and has a $5 million sponsorship from the U.S. National Cancer Institute for its pivotal Phase III clinical trial in non-small-cell lung cancer.

"Our sound financial management enables us to have access to sufficient funds to complete our key clinical studies in kidney cancer and multiple myeloma," said Dennis Turpin, Vice President and Chief Financial Officer at AEterna.

"This has been a landmark quarter in AEterna's ten year history at the scientific, clinical and corporate levels," said Dr. Eric Dupont, President and Chief Executive Officer at AEterna. "Phase I/II clinical results in renal cell carcinoma showed a statistically significant two-fold increase in patient survival time, while research data proving Neovastat's capacity to induce apoptosis of endothelial cells, further emphasized its position as a unique product with multiple mechanisms of action. Furthermore, by carefully following our growth strategy, we successfully concluded our first two strategic alliances with pharmaceutical companies for the European market. All these elements bring us that much closer to our ultimate objective, which has always been and still is, to be among

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the first in this new therapeutic class of drugs in bringing an angiogenesis inhibitor to market, " concluded Dr. Dupont.


OVERVIEW OF FIRST QUARTER ACTIVITIES:

CLINICAL RESULTS
     o Clinical data from a Phase I/II clinical trial in patients with metastatic renal cell carcinoma (kidney cancer) refractory to standard treatments, showed a statistically significant two-fold increase (7.1 months to 16.3 months) in median survival time in patients who were administered a higher dose of Neovastat. These results were presented at the recent 92nd Annual Meeting of the American Association for Cancer Research (AACR).

SCIENTIFIC DATA
     o Other new research results presented at the AACR meeting demonstrated a third mechanism of action of Neovastat which induces apoptosis (programmed cell death) of endothelial cells. These results confirmed Neovastat's position as a unique product with multiple mechanisms of action.

SCIENTIFIC PEER REVIEW
     o        An article by Doctors D.  Gingras,  N.  Mousseau,  A.  Renaud,
              E. Beaulieu, Z. Kachra and R. Beliveau pertaining to Neovastat's MMP inhibition activity, was published in Anti Cancer Research.

CORPORATE AFFAIRS
     o AEterna signed its first two strategic alliances for the European market with Grupo Ferrer Internacional, S.A., from Spain, and Medac GmbH from Hamburg, the German oncology business unit of the multinational Schering AG.

INTELLECTUAL PROPERTY
     o United States Patent and Trademark Office granted AEterna another key patent that covers a new process involved in the isolation of bioactive components from cartilage, thus broadening the protection and exclusivity of Neovastat. To this day, AEterna has filed 8 patents of which 5 have been granted.

CORPORATE AND SCIENTIFIC APPOINTMENTS
     o In keeping with its international growth strategy, AEterna appointed Ms. Stormy Byorum and Mr. Pierre MacDonald to AEterna's Board of Directors, while Mr. Pierre Laurin was named Board of Directors President of its subsidiary, Atrium Biotechnologies Inc. The Company also announced the appointment of Mr. Gilles Gagnon as AEterna's new Vice President and Chief Operating Officer.

     o AEterna appointed oncologists, Dr. Janice Dutcher, MD and Dr. Kenneth C. Anderson, MD, both from the United States, and Dr. Francois Berger, MD, PhD, from France, to its Scientific Advisory Board, reflecting the Company's clinical strategy to focus on oncology.

ABOUT AETERNA AND NEOVASTAT/AE-941

AEterna Laboratories Inc. is a Canadian biopharmaceutical company and a frontrunner in the field of antiangiogenesis to treat a variety of conditions. Its lead product, Neovastat, is an angiogenesis

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inhibitor being investigated in three major therapeutic areas: oncology, dermatology and ophthalmology.

Neovastat is currently investigated in two Phase III pivotal clinical trials for the treatment of lung and kidney cancer as well as in a Phase II pivotal trial for the treatment of multiple myeloma, a form of blood cancer. These current trials, which have been designed according to discussions with the Health Authorities, are held in more than 125 clinical institutions in Canada, the U.S and several European countries.

AEterna is listed on the Toronto Stock Exchange under the symbol AEL and on Nasdaq under the symbol AELA.

News releases and additional information are available on its Web site at www.aeterna.com.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of the business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's ongoing quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.

* All amounts are in Canadian dollars (CAN$ 1.00 = US$ 0.65)

                                                       -30-
FOR MORE INFORMATION, CONTACT:


CANADA                                 USA                                   GERMANY
Paul Burroughs                         Investor and Media Relations:         Investor Relations and Media
Director of Communications             Ms. Lisa Lindberg                     Ms. Ursula Fessele
AEterna Laboratories Inc.              The Investor Relations Group Inc.     Value Relations IR Services
Tel.: 418-652-8525, ext. 406           Tel.: 212-736-2650                    Tel.: 49-6196-8800-218
Fax: 418-577-7700                      Fax: 212-736-2610                     Fax: 49-6196-8800-447
E-mail: paul.burroughs@aeterna.com     E-mail: TheProTeam@aol.com            E-mail: u.fessele@vrir.de


Attached: Financial Summary


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AETERNA LABORATORIES INC. ( TSE: AEL, NASDAQ: AELA)
FINANCIAL SUMMARY
(EXPRESSED IN CANADIAN DOLLARS / CAN$ 1 = US$ 0.65)

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

CONSOLIDATED RESULTS                    2001                2000
Unaudited                                 $                   $
--------------------                    ----                ----


Sales                                 2,767,000             2,015,000
Operating Expenses                   (1,277,000)             (753,000)
                                     ----------             ---------
Earnings before the following         1,490,000             1,262,000

Research and development              7,214,000             5,475,000
Research tax credits and grants      (2,042,000)           (1,638,000)
Depreciation and amortization           376,000               319,000
                                     ----------             ---------
Loss before other items              (4,058,000)           (2,894,000)

Interest income                       1,075,000               746,000
Gain on dilution of investment              ---             7,194,000
Non-controlling interest               (611,000)             (272,000)
                                     ----------             ---------
Net earnings (loss) for the period   (3,594,000)            4,774,000
                                     ----------             ---------
Net earnings (loss) per share
           Basic                          (0.12)                 0.17
   Fully diluted                          (0.12)                 0.16
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

CONSOLIDATED BALANCE SHEETS             2001                2000
Unaudited                                 $                   $
---------------------------             ----                ----


Cash position                        62,213,000            68,649,000
Working capital                      68,365,000            70,831,000
Total assets                         92,684,000            96,244,000
Long-term debt                        4,753,000             4,753,000
Non-controlling interest             10,232,000             9,621,000
Shareholders' equity                 71,890,000            75,045,000
Deficit                               8,557,000             4,963,000
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STOCK EXCHANGE INFORMATION AS OF MARCH 31, 2001

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
     Issued and outstanding shares                             30.2 MILLION
     Fully diluted shares                                      31.3 MILLION

     Market capitalization                                     $265 MILLION

     Average daily transactions (3 months)                    47,373 SHARES

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